U.S. DEPARTMENT OF THE TREASURY

[redacted]

03001373

BB 2/5

OMB APPROVAL
OMB #1505-0100
Expires: September 1998

ANNUAL AUDITED REPORT
FORM G-405
PART III

FACING PAGE
Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17CFR 405.2

SEC FILE NO.
8-37795

REPORT FOR THE PERIOD BEGINNING 12/01/01 (MM/DD/YY) **AND ENDING** 11/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

Morgan Stanley Market Products Inc.

Official Use Only
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1585 Broadway
(No. and Street)

New York,	New York	10036
(City)	(State)	Zip Code

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Frederick M. Kormann — (212) 537-2434
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Deloitte & Touche LLP

Two World Financial Center	New York,	New York	10281-1414
(ADDRESS); Name and Street	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2.*

MORGAN STANLEY MARKET PRODUCTS INC.
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Charles F. Vadala affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Morgan Stanley Market Products Inc. at and for the year ended November 30, 2002, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Charles F. Vadala
Chief Financial Officer

Subscribed to before me this
10th day of January, 2003.

Notary Public

CHRISTINE L. IRWIN
Notary Public, State of New York
No. 4957901
Qualified in New York County
Commission Expires Oct. 28, 2005

MORGAN STANLEY MARKET PRODUCTS INC.
(SEC I.D. No. 8-37795)

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

U.S. DEPARTMENT OF THE TREASURY
WASHINGTON, D.C. 20220

OMB APPROVAL
OMB #1505-0100
Expires: September 1998

ANNUAL AUDITED REPORT FORM G-405 PART III	FACING PAGE Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17CFR 405.2	SEC FILE NO. 8-37795

REPORT FOR THE PERIOD BEGINNING 12/01/01 (MM/DD/YY) AND ENDING 11/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

Morgan Stanley Market Products Inc.

Official Use Only
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1585 Broadway
(No. and Street)

New York,	New York	10036
(City)	(State)	Zip Code

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Frederick M. Kormann — (212) 537-2434
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

Two World Financial Center	New York,	New York	10281-1414
(ADDRESS); Name and Street	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2.*

MORGAN STANLEY MARKET PRODUCTS INC.
TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Stanley Market Products Inc.

We have audited the accompanying statement of financial condition of Morgan Stanley Market Products Inc. (the "Company") as of November 30, 2002, that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley Market Products Inc. at November 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 10, 2003

MORGAN STANLEY MARKET PRODUCTS INC.
STATEMENT OF FINANCIAL CONDITION
November 30, 2002
(In thousands of dollars, except share data)

ASSETS

Cash	$ 52,540
Securities segregated under federal regulations (securities at fair value of $17,023)	17,000
Financial instruments owned ($7,605,723 was pledged to an affiliate):	
U.S. government and federal agency securities	8,344,551
Derivative contracts	135,579
Securities purchased under agreements to resell	1,711,932
Receivables:	
Customers	620,058
Brokers, dealers and clearing organizations	358,630
Interest	52,835
Affiliate	288
Total assets	$11,293,413

LIABILITIES AND STOCKHOLDER'S EQUITY

Financial instruments sold, not yet purchased:	
U.S. government and federal agency securities	$ 976,862
Derivative contracts	132,337
Securities sold under agreements to repurchase	8,493,630
Payables:	
Customers	252,921
Brokers, dealers and clearing organizations	826,342
Interest	26,006
Affiliates	288,235
	10,996,333
Subordinated liabilities	200,000
Stockholder's equity:	
Preferred stock (no par value, 100 shares authorized, 20 shares issued and outstanding)	20,000
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)	1
Paid-in capital	170,060
Accumulated deficit	(92,981)
Total stockholder's equity	97,080
Total liabilities and stockholder's equity	$11,293,413

See Notes to Statement of Financial Condition.

MORGAN STANLEY MARKET PRODUCTS INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
November 30, 2002
(In thousands of dollars, except where noted)

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley Market Products Inc. (the "Company") is primarily engaged in the trading, on a principal basis, of U.S. government agency mortgage-backed securities, mortgage-backed securities forward contracts ("TBAs") and over-the-counter ("OTC") options on U.S. government securities. The Company also trades in U.S. government securities and interest rate futures contracts.

The Company is registered with the Securities and Exchange Commission as a government securities broker-dealer and is governed by the provisions of the Government Securities Act of 1986. The Company is a wholly owned subsidiary of Morgan Stanley (the "Parent"), formerly named Morgan Stanley Dean Witter & Co.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments and other matters that affect the financial statement and related disclosures. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Related Party Transactions

Morgan Stanley & Co. Incorporated ("MS&Co."), a wholly owned subsidiary of the Parent, charges the Company for its occupancy, equipment rental, trade processing, communications, and other overhead, and performs certain administrative services for the Company, all of which are charged to the Company on an agreed-upon basis. Eligible employees of the Company are included in the benefit plans of MS&Co., the cost of which is allocated to the Company. At November 30, 2002, securities purchased under agreements to resell ("reverse repurchase agreements") of $1,728,932, including securities segregated under federal regulations, and securities sold under agreements to repurchase ("repurchase agreements") of $8,493,630, are with MS&Co.

Note 2 - Summary of Significant Accounting Policies

Financial Instruments Used for Trading

Financial instruments, including derivatives (futures, forwards and options), used in the Company's trading activities are recorded at fair value. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced or distressed sale. A substantial percentage of the fair value of the Company's financial instruments owned and sold is based on observable market prices, observable market parameters, or is derived directly from such prices or parameters. The availability of observable market prices and pricing parameters can vary from product to product. The availability of observable market prices and pricing parameters in a product (or a related product) may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products and fair value is determined using techniques appropriate for each particular product. These analyses may involve a degree of judgment. Purchases and sales of financial instruments are recorded in the accounts on trade date. Unrealized gains and losses arising from the Company's dealings in OTC financial instruments, including derivative contracts related to financial instruments, are presented in the accompanying statement of financial condition on a net-by-counterparty basis, where appropriate.

Customer Transactions

Customers' securities transactions are recorded on a settlement date basis with related revenues and expenses recorded on trade date.

Income Taxes

Income tax expense is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Note 3 - Securities Financing Transactions

Reverse repurchase agreements and repurchase agreements, principally U.S. government and mortgage-backed agency securities, are treated as financing transactions and are carried at the amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. Reverse repurchase and repurchase agreements are presented on a net-by-counterparty basis, where appropriate. It is the Company's policy to take possession of securities purchased under agreements to resell.

The Company pledges its financial instruments owned to collateralized repurchase agreements and other securities financing. Pledged securities that can be sold or repledged by the secured party are identified as financial instruments owned (pledged to an affiliate) on the statement of financial condition. At November 30, 2002, an affiliate had the right to sell or repledge all securities owned that were pledged as collateral by the Company.

The Company enters into reverse repurchase agreements and repurchase agreements to, among other things, finance the Company's inventory positions, and to acquire securities to cover short positions and settle other securities obligations. Under these agreements, the Company either receives or provides collateral, including U.S. government and mortgage-backed agency securities. The Company receives collateral in the form of securities in connection with reverse repurchase agreements. In all cases, the Company is permitted to sell or repledge these securities held as collateral to secure repurchase agreements. At November 30, 2002, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $1,696,299, all of which has been sold or repledged.

The Company manages credit exposure arising from reverse repurchase agreements and repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral. For these transactions, the Company's collateral policies significantly limit the Company's credit exposure in the event of customer default.

Note 4 - Subordinated Liabilities

Subordinated liabilities are with the Parent and consist of a Cash Subordination Agreement and a Subordinated Revolving Credit Agreement.

The Cash Subordination Agreement, amended on November 26, 2001, is for $100,000, bears interest based upon the London Interbank Offered Rate and has a maturity date of December 31, 2011. Additionally, $100,000 is payable under the Company's $250,000 Subordinated Revolving Credit Agreement, which has an availability termination date of December 31, 2010 and a maturity date of December 31, 2011. Interest on this borrowing is payable at such rates as shall have been agreed upon by the counterparties at the time of each advance.

The estimated fair values of the Company's Cash Subordination and Subordinated Revolving Credit Agreements, based on rates available to the Company at November 30, 2002 for debt with similar terms and maturities, approximates the stated values.

Note 5 - Commitments and Contingencies

The Company had approximately $51,100 of letters of credit outstanding at November 30, 2002 to satisfy various collateral requirements.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the statement of financial condition.

Note 6 - Trading Activities

Trading

The Company is a market maker for U.S. government agency mortgage-backed securities and trades in U.S. government securities. In addition, the Company is a dealer in OTC options on U.S. government securities and TBAs.

The Company uses TBAs in its role as a dealer and facilitates customer trades by taking positions in the TBA market. Typically, these positions are hedged by offsetting TBAs or underlying cash positions.

Risk Management

The Company's risk management policies and related procedures are integrated with those of the Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the discussion which follows, the term "Company" includes the Parent and its subsidiaries.

Risk management at the Company is a multi-faceted process with independent oversight that requires constant communication, judgment and knowledge of specialized products and markets. The Company's senior management takes an active role in the risk management process and has developed policies and procedures that require specific administrative and business functions to assist in the identification, assessment and control of various risks. In recognition of the increasingly varied and complex nature of the financial services business, the Company's risk management policies, procedures and methodologies are evolutionary in nature and are subject to ongoing review and modification. Many of the Company's risk management and control practices are subject to periodic review by the Company's Internal Audit Department as well as to interactions with various regulatory authorities.

The Management Committee, composed of the Company's most senior officers, establishes the overall risk management policies for the Company and reviews the Company's performance relative to these policies. The Management Committee has created several Risk Committees to assist it in monitoring and reviewing the Company's risk management practices. These Risk Committees, as well as other committees established to monitor specific risks, review the risk monitoring and risk management policies and procedures relating to the Company's market and credit risk profile, sales practices, legal enforceability and operational and systems risks. The Market Risk, Credit Risk, Controllers, Treasury and Law and Compliance Departments, which are all independent of the Company's business units, assist senior management and the Risk Committees in monitoring and controlling the Company's risk profile. The Market Risk and Credit Risk Departments have operational responsibility for measuring and monitoring aggregate Market Risk and Credit Risk, respectively, with respect to the Company's institutional trading activities and are responsible for risk policy development, risk analysis and risk reporting to senior management and the Risk Committees. In addition, the Internal Audit Department, which also reports to senior management, periodically examines and evaluates the Company's operations and control environment. The Company continues to be committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively the Company's risk management and monitoring systems and processes.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio.

The Company manages the market risk associated with its trading activities on a company-wide basis, on a trading division level and on an individual product basis. Aggregate market risk limits have been approved for the Company and for each major trading division. Additional market risk limits are assigned to trading desks and, as appropriate, products. Trading division risk managers, desk risk managers, traders and the Market Risk Department monitor market risk measures against limits in accordance with policies set by senior management.

The Market Risk Department independently reviews the Company's trading portfolios on a regular basis from a market risk perspective utilizing Value-at-Risk and other quantitative and qualitative risk measures and analyses. The Company's trading businesses and the Market Risk Department also use, as appropriate, measures such as sensitivity to changes in interest rates, prices, implied volatilities and time decay to estimate market risk exposures. Stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors for certain products, is performed periodically and is reviewed by trading division risk managers, desk risk managers and the Market Risk Department. Reports summarizing material risk exposures are produced by the Market Risk Department and disseminated to senior management.

Credit Risk

The Company's exposure to credit risk arises from the possibility that a customer or counterparty to a transaction might fail to perform under its contractual commitment, which could result in the Company incurring losses. The Company has credit guidelines that limit the Company's current and potential credit exposure to any one counterparty and to aggregates of customers or counterparties by type of business activity. Specific credit risk limits based on these credit guidelines also are in place for each type of customer or counterparty (by rating category).

The Credit Department administers limits, monitors credit risk exposure, and periodically reviews the financial soundness of customers and counterparties. The Company manages the credit exposure relating to its trading activities in various ways, including entering into master netting agreements, collateral arrangements, and limiting the duration of exposure. Risk is mitigated in certain cases by closing out transactions, entering into risk reducing transactions, assigning transactions to other parties, or purchasing credit protection.

Concentration Risk

The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer. Financial instruments owned by the Company include U.S. government and government agency mortgage-backed securities. In addition, all of the collateral held by the Company for reverse repurchase agreements, which represents approximately 15% of the Company's total assets at November 30, 2002, consists of securities issued by the U.S. government or federal agencies. The Company seeks to limit concentration risk through the use of the systems and procedures described in the preceding discussions of risk management, market risk and credit risk.

Customer Activities

The Company's customer activities involve the execution and settlement of various securities transactions on behalf of customers. Customer securities activities are transacted on a cash basis.

The Company's customer activities may expose it to off-balance sheet credit risk. The Company may have to purchase or sell financial instruments at prevailing market prices in the event of the failure of a customer to settle a trade on its original terms or in the event cash and securities in customer accounts are not sufficient to fully cover customer losses. The Company seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulations and Company policies.

Fair Value of Derivatives

In the normal course of business, the Company enters into a variety of derivative contracts related to financial instruments. The Company uses forward and option contracts and futures in its trading activities. None of these products have maturities extending beyond one year. In addition, financial futures and forward contracts are actively traded by the Company and are used to hedge proprietary inventory.

The fair value (carrying amount) of derivative instruments represents the cost of replacing these instruments and is further described in Note 2. Future changes in interest rates or the fair values of the financial instruments underlying these contracts ultimately may result in cash settlements exceeding fair value amounts recognized in the statement of financial condition. The amounts in the following table represent unrealized gains on purchased exchange-traded and OTC options and forward contracts, net of any unrealized losses owed to the counterparties on offsetting positions in situations where netting is appropriate. These amounts are not reported net of collateral, which the Company obtains with respect to certain of these transactions to reduce its exposure to credit losses.

Credit risk with respect to these derivative instruments arises from the failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the contracts reported as assets. The Company monitors the creditworthiness of counterparties to these transactions on an ongoing basis and requests additional collateral when deemed necessary. The Company believes the ultimate settlement of the transactions outstanding at November 30, 2002 will not have a material effect on the Company's financial condition.

The credit quality of the Company's trading-related derivatives (both listed and OTC) at November 30, 2002 is summarized in the table below, showing the fair value of the related assets by counterparty credit rating. The actual credit ratings are determined by external rating agencies or by equivalent ratings used by the Parent's Credit Department:

(In millions of dollars)	AAA	AA	A	BBB	Non Investment Grade	Total
Mortgage-backed securities forward contracts	$16	$62	$32	$9	$ 7	$126
Other fixed income securities contracts (options)	5	4	-	-	1	10
Total	$21	$66	$32	$9	$ 8	$136
Percent of total	15%	49%	23%	7%	6%	100%

Note 7 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent.

Note 8 - Stockholder's Equity and Liquid Capital Requirements

The preferred stock is non-cumulative, participating preferred stock valued at liquidation preference and pays dividends semi-annually contingent upon a certain level of net income. The dividend rate is based upon the six-month U.S. Treasury bill yield.

As a registered government securities dealer, the Company is subject to the financial responsibility requirements of Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. Under the capital requirements of Section 402.2 of the regulations, the Company's liquid capital, as defined, must exceed the greater of 120% of its total haircuts, as defined, or its total haircuts plus $250. At November 30, 2002, the Company's liquid capital was $281,412, which exceeded the amount required by $148,416. Pursuant to Section 402.2 of the regulations, no equity capital may be withdrawn if, after giving effect to such withdrawal, the ratio of liquid capital to total haircuts would be less than 1.5 to 1. Total haircuts at November 30, 2002 were $110,830 which resulted in a ratio of liquid capital to total haircuts of 2.54 to 1.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the capital rules under Section 15C of the Securities Exchange Act of 1934.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

January 10, 2003

Morgan Stanley Market Products Inc.
1585 Broadway
New York, NY 10036

In planning and performing our audit of the financial statements of Morgan Stanley Market Products Inc. (the "Company") for the year ended November 30, 2002 (on which we issued our report dated January 10, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Section 405.2: (1) in making the periodic computations of total haircuts and liquid capital under Section 402.2 and the reserve required by Section 403.4; (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Section 404.5; and (3) in obtaining and maintaining physical possession or control of all fully paid securities of customers as required by Section 403.4.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Department of the Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Section 405.2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of the Treasury to be adequate for its purposes in accordance with the Regulations under Section 15C of the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2002, to meet the Department of the Treasury's objectives.

This report is intended solely for the information and use of the board of directors, management, the Department of the Treasury, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Federal Reserve Bank of New York and other regulatory agencies that rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of registered government securities brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP